SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Greektown Superholdings, Inc.
(Name of Issuer)

Series A-2 Convertible Preferred Stock
(Title of Class of Securities)

392485306
(CUSIP Number)

June 30, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 392485306	13G	Page 2 of 8 Pages

(1)	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO.
OF ABOVE PERSONS (ENTITIES ONLY)
Solus Alternative Asset Management LP

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	(5)	SOLE VOTING POWER
		N/A
SHARES

BENEFICIALLY	(6)	SHARED VOTING POWER
		227,2361
OWNED BY

EACH	(7)	SOLE DISPOSITIVE POWER
		N/A
REPORTING

PERSON WITH	(8)	SHARED DISPOSITIVE POWER
		227,2362
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
227,2363
(10)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (9) EXCLUDES CERTAIN SHARES **	☐
(11)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (9)
65.1%
(12)	TYPE OF REPORTING PERSON **
IA

___________________________
1 This is comprised of 40,579 Series A-2 Convertible Preferred Stock and Warrants to purchase 186,657 shares of Series A-2 Convertible Preferred Stock.

2 See Footnote 1

3 See Footnote 1

CUSIP No. 392485306	13G	Page 3 of 8 Pages

(1)	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO.
OF ABOVE PERSONS (ENTITIES ONLY)
Solus GP LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☒
(3)	SEC USE ONLY
(5)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	(5)	SOLE VOTING POWER
		N/A
SHARES

BENEFICIALLY	(6)	SHARED VOTING POWER
		227,2364
OWNED BY

EACH	(7)	SOLE DISPOSITIVE POWER
		N/A
REPORTING

PERSON WITH	(8)	SHARED DISPOSITIVE POWER
		227,2365
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
227,2366
(10)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (9) EXCLUDES CERTAIN SHARES **	☐
(11)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (9)
65.1%
(12)	TYPE OF REPORTING PERSON **
OO

___________________________
4 This is comprised of 40,579 Series A-2 Convertible Preferred Stock and Warrants to purchase 186,657 shares of Series A-2 Convertible Preferred Stock.

5 See Footnote 4

6 See Footnote 4

CUSIP No. 392485306	13G	Page 4 of 8 Pages

(1)	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO.
OF ABOVE PERSONS (ENTITIES ONLY)
Christopher Pucillo

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☒
(3)	SEC USE ONLY
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	(5)	SOLE VOTING POWER
		N/A
SHARES

BENEFICIALLY	(6)	SHARED VOTING POWER
		227,2367
OWNED BY

EACH	(7)	SOLE DISPOSITIVE POWER
		N/A
REPORTING

PERSON WITH	(8)	SHARED DISPOSITIVE POWER
		227,2368
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
227,2369
(10)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (9) EXCLUDES CERTAIN SHARES **	☐
(11)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (9)
65.1%
(12)	TYPE OF REPORTING PERSON **
IN

___________________________
7 This is comprised of 40,579 Series A-2 Convertible Preferred Stock and Warrants to purchase 186,657 shares of Series A-2 Convertible Preferred Stock.

8 See Footnote 7

9 See Footnote 7

CUSIP No. 392485306	13G	Page 5 of 8 Pages

Item 1(a).      Name of Issuer:  Greektown Superholdings, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

555 East Lafayette, Detroit, Michigan 48226

Item 2(a).      Name of Person Filing:

This statement is filed by:
(i) Solus Alternative Asset Management LP, a Delaware limited partnership registered with the Securities and Exchange Commission (the “SEC’), which serves as the investment manager (the “Investment Manager”) to certain investment funds and accounts, including Solus Core Opportunities Master Fund Ltd and Sola Ltd., (the “Funds”) the direct holders of the shares of Series A-2 Convertible Preferred Stock reported herein;

(ii) Solus GP, LLC, a Delaware limited liability company (the “GP”), which serves as the general partner to the Investment Manager; and

(iii) Mr. Christopher Pucillo (“Mr. Pucillo”), a United States citizen, who serves as the managing member to the GP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

  430 Park Avenue, 9th Floor, New York, NY  10022

Item 2(c).      Citizenship:  Delaware

Item 2(d).     Title of Class of Securities:  Series A-2 Convertible Preferred Stock (the "Preferred Stock").  The Preferred Stock was issued by the Issuer as more fully described in the Issuer's Form 8-K filed by the Issuer on July 2, 2010.  As more fully described in the Certificate of Incorporation of the Issuer, which is filed as an exhibit to the Issuer's Form 10 filed by the Issuer on March 31, 2010, the Preferred Stock is convertible into Series A-2 Common Stock of the Issuer six months after issuance (and sooner under certain specified circumstances) and has one vote per share of Series A-2 Common Stock into which it is convertible.

Item 2(e).      CUSIP Number:   392485306

CUSIP No. 392485306	13G	Page 6 of 8 Pages

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act,

(b) ☐	Bank as defined in Section 3(a)(6) of the Act,

(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d) ☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e) ☒	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f) ☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g) ☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h) ☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i) ☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check the box. [ ]

Item 4.          Ownership.

(a) Amount beneficially owned: 227,23610
(b) Percent of class: 65.1%
(c) (i) Sole power to vote or direct the vote: N/A
(ii) Shared power to vote or direct the vote: 227,23611
(iii) Sole power to dispose or direct the disposition: N/A
(iv) Shared power to dispose or direct the disposition: 227,23612

___________________________
10 This is comprised of 40,579 Series A-2 Convertible Preferred Stock and Warrants to purchase 186,657 shares of Series A-2 Convertible Preferred Stock.

11 See Footnote 10

12 See Footnote 10

CUSIP No. 392485306	13G	Page 7 of 8 Pages

Each Reporting Person hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13G and membership in a “group” as that term is described in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

Item 5.          Ownership of Five Percent or Less of a Class.

N/A

Item 6.          Ownership of More than Five Percent on Behalf of Another Person.

See Item 2(a)

Item 7.          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.          Identification and Classification of Members of the Group.

N/A

Item 9.          Notice of Dissolution of Group.

N/A

Item 10.        Certification.

The Reporting Person hereby makes the following certification:

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 392485306	13G	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2010

By: /s/ Christopher Pucillo
Christopher Pucillo
individually and as managing member of
Solus GP LLC,
for itself and as the general partner of
Solus Alternative Asset Management LP